UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

(Pursuant to Section 12(b) or 12(g) of the Securities Act of 1934)

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CHINA CATTLE HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	42-1768735 IRS Employer Identification Number)

The NorthEast Corner of Fengqing Park South Taoyuan Road Xi'an City, Shaanxi Province 710077 People’s Republic of China (Address of principal executive offices)	N/A (Zip Code)
Registrant’s telephone number, including area code: +1-86-29-8420-4991
Securities to be registered pursuant to Section 12(b) of the Act: Title of each class To be so registered (none)	Name of exchange on which each class is to be registered (none)
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock (Title of Class) (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

WHERE YOU CAN FIND MORE INFORMATION

China Cattle Holding Company (“CCHC” or the “Company”) will prepare and file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and certain other information with the United States Securities and Exchange Commission (the “SEC”). Persons may read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Eastern Time. Information may be obtained on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Moreover, the Company maintains a website at http://www.chinacattleindustry.com that contains important information about the Company, including biographies of key management personnel, as well as information about the Company’s business. This information is publicly available (i.e., not password protected) and is updated regularly. The information on our website is not incorporated into, or otherwise a part of, this Registration Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Registration Statement includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such statements are contained throughout this Registration Statement and, in particular, in Item 1. Business, Item 1A. Risk Factors, and Item 2B. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The forward-looking statements contained in this Registration Statement are based on our current expectations and beliefs concerning future developments. There can be no assurance that future developments actually affecting us will be those anticipated. These may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

NOTE CONCERNING CERTAIN DATA

Certain financial data in this Registration Statement are reported in Renminbi, or RMB, the official currency of the People’s Republic of China, or PRC. On August 26, 2009, the translation rate for currency transfers of U.S. dollars into RMB as reported on Bloomberg was $1.00 = RMB 6.8310.

Certain land measurements in this Registration Statement are to the unit of measure in the PRC for the Chinese acre, or “mu.” For conversion purposes, 1 U.S. acre = 6.07 Chinese mu.

ITEM 1.  BUSINESS

Overview

We were incorporated in the State of New Jersey in December 2007 and reincorporated in the State of Delaware in July 2009. In 2007, we became the parent company of Baoji Wuyin Green Food Company, Ltd. (“Baoji Wuyin”). Baoji Wuyin was incorporated in June 1998 in Fufeng County, Baoji City, Shaanxi Province, People’s Republic of China (“PRC”) and has been recognized by the provincial government as a leading environmentally-sound enterprise in agricultural industrialization.

Through Baoji Wuyin, the Company is engaged in the industrial research, development, improvement and production of high-quality frozen cattle semen, Qinchuan fattening cattle and beef products. The Company has been working to improve the beef quality of the Qinchuan cattle over the past eight years and the breed is now recognized by the PRC government as the top “yellow cattle” breed in China. The Company’s goal is to become the leading brand for quality Qinchuan cattle and beef products in China. For the year ended June 30, 2009, the Company had $14.5 million in consolidated total assets and $8.0 million in consolidated net income.

Our Business

We have established a comprehensive and environmentally sound management system for fattening, slaughtering and processing high-quality Qinchuan cattle frozen semen and beef products, which optimizes quality while controlling costs. As the sole national product development center for the improved line of Qinchuan cattle, we:

•	hold the exclusive rights to the national gene pool for the improved varieties of bull semen;
•	continue to improve the quality (taste and texture) of Qinchuan beef cattle through research and development and cooperation with authorized Chinese universities in the agriculture industry;
•	developed the national Qinchuan cattle synthesis standard on behalf of the Chinese Government to expedite the fattening process, enabling the Company to control the market for such products; and
•	maintain a first-class production and quality control system utilizing non-polluting and green technology.

Through our sales personnel and sales agents, our sales network covers the main cities in 10 provinces in China. We also export products to Hong Kong and are positioned to export to the Middle East.

In recognition of our accomplishments, we have received numerous awards in China, including the following:

•	National Demonstration Center of Qinchuan Cattle Standardization;
•	Leading Enterprise in Agricultural Industrialization;
•	National Breeding Center of Qinchuan Beef Cattle;
•	National Agriculture High-Tech Research Achievement Transformation Base; and
•	Shaanxi Demonstration Area for the Intelligent Agriculture of National 863 Plan.

Our Strategy

Our strategy is to be the leading brand in China for high-quality beef products and live Qinchuan cattle. We intend to develop our brand reputation through maintaining high quality products, continuing to improve our technology and processes, and expanding our product base outside of China. In particular, we intend to:

•

construct a fattening and breeding facility with the capacity to handle 20,000 head of cattle per year, while improving quality control and establishing the Company as the primary fattening resource for Qinchuan cattle;.

•	construct a Company-owned beef production line in order to enter into the raw beef market while enhancing profit margins; and
•	expand the sales network and, ultimately, our market share, to become the leading enterprise in the premium and mass market of the Chinese beef and cattle industry.

We intend to increase the market for our live cattle by increasing production, while maintaining strict quality control consistent with the industry standards we developed and by increasing our export market, particularly to Hong Kong, Macau and the Middle East. We intend to increase the market for our raw beef products by expanding our sales network domestically and in the Middle East, providing a high level of after-sales service, and continuing to improve the quality of our products.

Government Support for the Beef Industry in China

According to data available on the Ministry of Agriculture of the PRC’s website, over the past ten years through 2008, the beef industry in China has experienced rapid growth, with beef consumption increasing by 300%. According to publicly available information for the investment value and market competition analysis for the slaughter industry, the total meat output in China was 68.7 million tons in 2007, accounting for 24.7% of total global meat output. In 2008, the total meat output in China reached 72.8 million tons, with beef accounting for 6.1 million tons. In 2007, the annual per capita consumption of beef in China reached 6.19 kg, or 13.6 lbs. By 2008, the annual per capita consumption of beef exceeded 8 kg, or 17.6 lbs, which represents approximately one-tenth of the annual per capita consumption of beef in developed countries.

The PRC government is actively promulgating a plan for “safe” or uncontaminated meat and is expected to raise the proportion of slaughtering automation to over 70% of all meat and actively enforce authorized slaughtering and quarantine. Special grants, subsidized financing, preferential tax policies, governmental funding and other subsidies are provided to enterprises to acquire state-of-the-art technology and equipment in meat processing. Such government incentives provide competitive advantages and opportunities to well-performing companies because such policies are designed to raise the bar for new market entrants and to eliminate inefficient companies in the industry. We expect such government support for the processing of agricultural products to continue for a number of years in the foreseeable future. However, whether we can continue to benefit from such government programs in the future will depend on how the government administers its incentive programs and how well we perform. If we maintain the current trend in our performance, we may be able to obtain further government support through such incentive programs.

The 11th Five-Year Development Program of the China Meat Industry, promulgated in 2006, set the following guidelines for the agriculture industry:

•	to develop a modern agriculture industry and to optimize production to promote a high yield, a friendly environment, high quality, and safe products;
•	to integrate agricultural information resources to promote advance technology in rural areas and to provide services to farmers;

•	to increase the income of farmers by developing high-value-added products, creating jobs for farmers and providing direct government subsidies; and
•	to support the development of a competitive and quality domestic market.

In 2008, the Chinese government invested RMB50 billion in the domestic agricultural industry and, in 2009, invested RMB4,000 billion to expand domestic demand.

Agricultural development is a priority of the Chinese Government. Although the agricultural tax was rescinded in 2006, the Government has since granted significant subsidies to the domestic agricultural industry. In 2007, total subsidies reached RMB52.6 billion and in the fourth quarter of 2008 reached RMB 50 billion.

The Company’s development of Qinchuan cattle production has received approximately $8.5 million in support from the Chinese Government in the form of preferential policies and subsidies for the period from inception through 2008, as follows: subsidies, $1.9 million; no-interest loans, $2.9 million; interest-bearing loans, $3.8 million. The Yangling Agricultural District, located in Shaanxi Province, is the exclusive agricultural technical R&D zone in China. The District has made Qinchuan cattle production a key priority in the zone and has agreed to assist the Company in submitting the project to the National Development and Reform Commission as well as the Ministry of Agriculture. This will allow CCHC to benefit from the relevant national and provincial policies favoring agriculture. The District has agreed to provide the Company with additional allowances and subsidies once the fattening facilities are operational, including a RMB2,000 allowance per fertile cow and an annual subsidy of RMB2 million for the first 1,000 head produced.

The Company intends to develop its fattening facilities and fresh beef processing center in the Yangling Agricultural District. As a result, the Company was provided at no cost 1,000 mu of land for 30 years for development of the fattening facilities and fattening cattle demonstration base. The Company has also been provided 100 mu of land for RMB60,000 per mu for the beef processing center. This price is approximately one-third price of 2009 market price as of the date of this Registration Statement.

Our Products

Frozen semen: We use advanced Cassou frozen semen production equipment from France to extract high quality semen in compliance with the scientific production process established by the national standard for frozen cattle semen. The frozen semen is stored in liquid nitrogen tanks by serial number and then sold to the market.

The annual maximum output of frozen semen is 1,000,000 tubes, with 731,480 and 957,600 tubes sold respectively in fiscal 2008 and 2009. Shaanxi Province, Gansu Province and Xinjiang area are the most active markets for frozen semen. The sale price of per tube is RMB30-50. During the year ended June 30, 2009, our largest customer accounted for 12% of our sales of frozen semen.

Fattening live cattle: We are the exclusive authorized exporter of live Qinchuan cattle to Hong Kong. The sale price per head of fattened live cattle is approximately RMB7,500–7,800. We also sell our fattened live cattle to our OEM factories, Yi Wei Si Muslim Food Co., Ltd and Baoji Aimu Food Limited Company, for processing of our own brand, Xiangdang,™ of cooked beef products. In the year ended June 30, 2009, we sold 6,455 head of fattened cattle, with our top three customers accounting for 38%, 24% and 22% of sales.

Cooked beef: The Company produces cooked beef products under the brand name of Xiangdang™. The cooked beef is vacuum sealed and packaged in attractive cartons which can be stored at room temperature. These products are divided into different series which are processed with superior processing equipment with traditional prescriptions from the Han and Tang Dynasties in order to satisfy demand from different domestic consumer groups. Our sales in this product group are diversified and we do not have any significant customer for our cooked beef products.

Sales

Product Name	Main Customers	Total Revenue
Frozen Semen	Veterinary and breeding stations in the surrounding local area	15.8%
Fattening Live Cattle	Export to Hong Kong; sell to slaughterhouses and food processing companies, including our OEM factory	35.8%
Cooked Beef	Agents in main cities in 10 Chinese provinces	48.4%

Marketing sales strategy: The Company has adopted a sales strategy that utilizes an internal sales team as well as external sales agents. We expect to expand our sales network by:

•	expanding the geographic scope and capacity of the Company’ marketing efforts to include exclusivity arrangements in major cities, such as Beijing, Shanghai and Xi’an;
•	selecting more qualified new agents, coordinating their efficient management and profitability, facilitating and encouraging their distribution of the Company’s products;
•	promoting the products through the Company’s website both in China and abroad, particularly the Middle East.
•	publicizing the products through participation at domestic exhibitions and industry trade shows and meetings; and
•	enhancing brand recognition through high quality products and customer service.

Through these methods, the Company promotes its products to build a broader sales network and achieve an increased market share. The Company’s objective is to become the leading brand in the Chinese beef industry.

Production

The main variety of cattle the Company uses for processing is a new variety of Qinchuan Cattle which we independently developed to increase the efficiency and quality of the breed, including the slaughter ratio, lean ratio, the first grade of marbling and beef shear force (tenderness).

The Company has five breeding facilities of Qinchuan pure-bred cattle with a maximum of 1,000 head of cows and 50 head of bulls. In addition, we have seven breeding fields, including Dongguan field (with two subsidiary fields) which occupies a land area of 50 mu and is designed to manage up to 1,000 head. Baota field, Xinzhuang field and three adjacent fields collectively occupy around 50 mu, and are designed to manage up to 200 head per breeding field for fattened cattle. The actual amount of live cattle in these seven breeding fields average 2,000 head, which will vary from time to time due to cattle availability and breeding results. The fattened cattle are typically slaughtered at 18 to 24 months. The pure meat percentage of Qinchuan cattle is about 52% of total body weight.

The Company has obtained collective land use rights to 1,000 mu located in the Yangling agricultural R&D zone for expansion of the fattening base project, construction of which has already begun. The fattening facilities are expected to be completed and placed into production in December 2009. The amount of fattening cattle will increase to 10,000 head and the stock capacity of the facilities will increase to 20,000 head.

Approximately 100 mu has been demarcated for construction of a beef processing center in the Yangling agricultural R&D zone. The Company is currently in negotiations to acquire the rights to this land to construct the facilities for the slaughtering, separating and ripening treatment and for the hot food processing center. The beef processing center is expected to be completed and to be put into production by the end of 2010. The annual slaughter capacity at this facility is expected to reach 6,000 head and the raw beef production capacity will reach 1,800 tons. The capacity utilization rate is forecasted to reach to 30% in 2011 and 75% in 2012.

At the national Demonstration Institute of Industrialization of Qinchuan Cattle, the Company developed the Qinchuan Cattle Syntheses Standards for the Chinese government. These standards include 16 sub-standards in the following five fields: construction of base stock, breeding of improved variety, breeding management, feed processing and disease prevention. Under agreements signed by the Company and the farmers, we first supply farmers with the qualified frozen semen and technical support for artificial insemination. The farmers then artificially inseminate the cows and manage the overall breeding process. We periodically inspect the breeding process and facilities of the farmers and purchase calves that meet our required standards. Qinchuan Cattle produce one calf per year. Currently, the Company has 200 head of pedigree cows which can produce 20 to 30 calves over the lifespan. The stock purchased from farmers is managed through a centralized breeding process for three to five months to meet the standard for commodity beef cattle developed by the Company.

Disinfection and Disease Control

We have established isolation procedures for disinfection and disease control. All cattle purchased from farmers must first be brought into the isolation section for disinfection, a medical examination and the injection of No.1 epidemic prevention bacteria. After 20 days in isolation, the cattle are moved into the breeding fields after confirmation that they carry no communicable diseases. If there are any cattle with disease, we will initially bring them into the isolation section of disease control to avoid infection of the cattle population and to be treated by professional veterinarians. These cattle will only be introduced into the breeding fields after confirmation of no disease symptoms after one month. The main causes of death for calves are malnutrition, immune deficiencies and disease. The average annual death rate of the calves is 2%, which is considered by industry standards to be very low for beef cattle.

Cattle which do not survive or are incurable will be slaughtered. Carcasses are delivered to the isolation section, and a report is submitted to the government’s department of agriculture. The carcasses are buried at a depth of 5 meters after inspection and identification by veterinary experts.

Quality Control Measures

The raising, breeding and processing of beef cattle are in compliance with the Qinchuan Cattle Syntheses Standards. The Company has established strict quality control and management standards. Our veterinarians follow procedures to prevent and monitor disease in breeding pedigree cattle, frozen semen culture, breeding by highly qualified farmers and centralized breeding. In accordance with The Regulations of Disease Prevention in Beef Cattle Breeding and Using Principle of Veterinary Drug for Beef Cattle Breeding in China, the Company cooperated with the Northwest Agriculture & Forestry University in Yangling to establish the Institute of Integration with Epidemic Prevention. Through the Institute, the Company can inspect, detect and dispose of diseased cattle in a timely manner. Annually, we expend about RMB33.00 per head for disinfection, epidemic prevention and cure of cattle.

The sources of pedigree cattle used by the Company include: (a) live cattle raised in strict compliance with the standards established by the Company; (b) high quality cattle identified at the China “Qinchuan Cattle Festival,” and (c) the Breeding Center of Qinchuan Beef Cattle, which chooses and develops high-quality pedigree cattle and carries on the research and development for improvement of the Qinchuan beef cattle gene pool.

Enterprise Technical Standards

In order to access the Muslim market in China and the Middle East, the Company has established the Beef Safety Tracing System, which traces beef products from breeder to table to ensure adherence to Muslim canon requirements. The System maintains a detailed 7-digit based information catalog for each product relating to the cow, bull, sex, age, part and processing method. The System serves to enhance management effectiveness and ensure consumer product information, while also promoting safe, environmentally-friendly industry practices.

Environmental Management

The Company is constructing an integration utilization area to breed earthworms aimed at managing the by-product of cattle dung in the breeding fields. This process will eliminate insects and protect the environment, as well as provide additional earnings for the Company.

Competition

The production and sale of meat and food products in the PRC and internationally are highly competitive. There are numerous producers of processed meat products in the PRC, a number of which market their products under different brand names. We believe most of these producers have only one or two lines of production facilities and sell their products primarily in the areas surrounding their facilities. Due to the lack of logistics capabilities, we believe there are no national market leaders in the meat industry in the PRC. As a result, our products compete with different brands in different areas of the PRC. In addition, a number of the world’s largest food processing companies have recently established joint ventures with food manufacturers or producers in the PRC, and we expect competition from these ventures to increase in the future.

Our top 5 competitors for the fiscal years ended June 30, 2008 and 2009 were:

•	Dalian XueLong Industrial Group
•	Changchun Haoyue Halal Meat Co., Ltd.
•	Henan Bangjie Industry Group
•	Yu Xiang Yuan Holding Group
•	Neimenggu Kerchin Cattle Holding Co., Ltd.

We are not aware that any of these companies offers premium cooked beef products competitive with our own or otherwise produce or purchase Qinchuan cattle for processing of fresh beef products.

We believe all food segments in the PRC compete on the basis of price, product quality, brand identification and customer service. Our competitive strategy is to provide, through our aggressive marketing and strong quality assurance programs, a higher quality of products that possess strong brand recognition, which will in turn support higher value perceptions from customers.

Frozen semen

Industry statistics for livestock breeding and meat processing in China show that the live cattle population was approximately 105.8 million head at the end of 2008, of which approximately 52.5 million were beef cattle. Based on a 1:1 ratio of bulls to cows, industry analysts in China estimate the total quantity of frozen semen required in the market in 2008 was equal to 105.8 million dosages (assuming two dosages to successfully impregnate one cow). For the twelve months ended June 30, 2009, the Company’s sales of frozen semen reached 957,600 dosages, which represented 0.9% of the potential market.

Currently, the population of Qinchuan Cattle in China is 1.7 million head, which includes 850,000 head of total cows and the 700,000 head of cows of reproduction age in the Shaanxi Province. Our sales of frozen semen captured 90% of the frozen semen market for Qinchuan Cattle in 2008. We expect that the sales of frozen semen will remain relatively stable over the next three years.

Cooked beef products

Data supplied by Shaanxi Bureau of Statistics for 2008 shows that the raw beef production in Shaanxi Province was about 85,800 tons. If the beef price were between RMB32.00 and RMB36.00/kg, the total value of the beef market in Shaanxi Province would have been approximately RMB2.92 billion in 2008. The market of cooked beef accounts for approximately 10% of the total market for beef products. The cooked beef products of the Company represent approximately 17% of the total Shaanxi beef market.

Data supplied by Chinese National Bureau of Statistics for 2008 shows that national bovine production in 2008 was about 6.1 million tons. If beef prices were between RMB32.00 and RMB 36.00/kg, the total value of the beef market in China was approximately RMB207.4 billion in 2008. The market share occupied by the Company’s cooked beef is very small. However, there currently is no product comparable to the Company’s high level beef products and cured beef in the Chinese beef market. If the new beef processing center comes on line as currently anticipated, we will manufacture and sell high level flesh beef for which there is significant and increasing demand in China. Furthermore, we anticipate that the market for our high-end products will benefit from increases in the overall market for beef in China, as well as increases in per capita income.

Research and Development

Our Chief Technology Officer, Mr. Linsen Zan, is widely-recognized throughout China as the leading expert in Chinese yellow cattle. In addition to the many experts and consultants who work with Mr. Zan, the Company has cooperated with a number of universities in China with respect to researching the improvement, breeding and production of Qinchuan beef cattle. In particular, our team enhanced the performance of the breed so that it has become the leading yellow cattle breed in China. In particular, we established a national gene pool of pastoral improved varieties of yellow cattle and own the exclusive resource for quality Qinchuan beef cattle.

In addition, we prepared the Qinchuan Cattle Syntheses Standards on behalf of the Chinese government and our facilities have been designated as the National Demonstration Center on Qinchuan Cattle Standardization. As the National Breeding Center of Qinchuan Beef Cattle, we are in charge of selecting and breeding Qinchuan cattle, improvement of the breed, fattening and production of fine varieties.

Intellectual Property

We seek to protect our brands in our primary market of mainland China and will pursue suitable registrations outside of China when appropriate. We registered the Chinese brand name for our cooked beef product, Xiangdang™. In addition, in 2009, we applied to register the Chinese name of Qinchuan Cattle and China Cattle.

There can be no assurance that third parties will not assert infringement or other claims against us with respect to any of our existing or future products or processes. There can be no assurance that licenses would be available if any of our technology was successfully challenged by a third party, or if it became desirable to use any third-party technology to enhance our products. Litigation to protect our proprietary information or to determine the validity of any third-party claims could result in a significant expense and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

While we have no knowledge that we are infringing upon the proprietary rights of any third party, there can be no assurance that such claims will not be asserted in the future with respect to existing or future products or processes. Any such assertion by a third party could require us to pay royalties, to participate in costly litigation and defend licensees in any such suit pursuant to indemnification agreements, or to refrain from selling an alleged infringing product.

Employees

As of June 30, 2009, we had 95 employees, of which 87 were employed at Baoji Wuyin. Of these, 47 work under a standard employment contract and the remainder are casual laborers. In our Xi’an representative office, we have 8 employees. The payment of salaries conforms to the local minimum salary standard. We are not subject to any collective bargaining agreements and we believe our relationship with our employees is excellent.

Regulation

The Chinese legal system is based upon a civil law system of written statutes. Unlike the common law system in the United States, prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedent. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. We are subject to numerous Chinese provincial and local laws and regulations, which may be changed from time to time in response to economic or political conditions and have a significant impact upon overall operations. Changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our operations and financial results.

The China Central Government has promulgated a series of ongoing macro-control policies which focus on improving the country’s investment structure to secure a fast and sound development of the national economy. Excessive investment in certain sectors is placed under stringent control while incentives are given to other sectors.

Currency

The value of the Renminbi, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the U.S. dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, China has adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation and is expected to appreciate against other currencies, including the U.S. dollar.

In addition, the Renminbi is not a freely convertible currency at this time. Except for export sales revenues in United States dollars, we receive all of our local revenues in Renminbi. Payments of dividends and other expenditures in foreign currencies outside China by us will require the conversion of Renminbi into other currencies. We are able to make payments (including dividends) in foreign currencies upon presentation of business documents through banks in China authorized to conduct foreign currency transactions without the prior approval from the PRC State Administration of Foreign Exchange (“SAFE”). The Chinese government has indicated that it will consider allowing the free conversion of Renminbi into other currencies. However, there is no assurance that it will not impose foreign exchange controls on normal transactions in the future.

Environment

We are currently subject to numerous Chinese provincial and local laws and regulations relating to the protection of the environment. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision.

The State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection, the implementation of national standards for environmental quality and discharge of pollutants, and supervision of the environmental management system in China. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions. The laws and regulations on environmental protection require each company to prepare environmental impact statements for a construction project to the environmental protection bureaus at the county level. These must be prepared prior to when the construction, expansion or modification commences.

The Environmental Protection Law requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust and other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated on the damage incurred, or payment of a fine. When an entity has failed to adopt preventive measures or control facilities that meet the requirements of environmental protection standards, it may be required to suspend its production or operations and pay a fine. Material violations of environmental laws and regulations causing property damage or casualties may also be subject to criminal liabilities.

We believe that our current production and operating activities are in compliance with the environmental protection requirements. We are not subject to any admonition, penalty, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental laws and regulations. We have no reason to believe that our land has been subjected to any prior contamination.

Patent Protection

The PRC’s intellectual property protection regime is consistent with those of other modern industrialized countries, although enforcement of rights may prove difficult and complex. China has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to most of the world’s major intellectual property conventions, including:

▪	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

▪	Paris Convention for the Protection of Industrial Property (March 19, 1985);

▪	Patent Cooperation Treaty (January 1, 1994); and

▪	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985 and have been amended subsequently. China is a signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents, i.e. patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file. This means that, where more than one person files a patent application for the same invention, a patent can only be granted to the person who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is that where a party possesses the means to exploit a patent but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office, or SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. SIPO, however, has not granted any compulsory license up to now. The patent holder may appeal such decision within three months from receiving notification by filing a suit in the People’s Court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount in excess of the license fee under a contractual license. The infringing party may be also fined by the Administration of Patent Management in an amount of up to three times the unlawful income earned by such infringing party. If there is no unlawful income so earned, the infringing party may be fined in an amount of up to RMB500,000, or approximately $62,500.

Enterprise Income Tax

The Enterprise Income Tax Law was passed on March 16, 2007 and became effective on January 1, 2008. The new law introduced fundamental changes to the Chinese tax system for both domestic and foreign-owned entities. A new unified general income tax of 25% is now applicable to enterprises in China.

Previously, certain entities, including Baoji Wuyin, were entitled to preferential tax advantages in China, commonly referred to as “tax holidays”. Under the tax holiday regime, entities received a full exemption on the enterprise income tax generated in the first two years after recovery of previous losses and a one-half reduction of the tax rate for the next three years. Entities subject to a “tax holiday” prior to January 1, 2008, are expected to be able to retain the benefits of the reduced rates for the remaining term.

Labor Contract Law

The new Labor Contract Law took effect January 1, 2008, and governs standard terms and conditions for employment, including termination and lay-off rights, contract requirements, compensation levels and consultation with labor unions, among other topics. In addition, the law limits non-competition agreements with senior management and other employees with knowledge of trade secrets to two years and imposes restrictions or geographical limits.

Where You Can Find Us

Our principal executive office is located at The NorthEast Corner of Fengqing Park, South Taoyuan Road, Xi'an City, Shaanxi Province 710077, PRC. Our telephone number is +1-86-29-8420-4991. Our website is www.chinacattleindustry.com. The content of our website is not incorporated into, or otherwise considered a part of, this Registration Statement.

ITEM 1A.  RISK FACTORS

An investment in our Common Stock is highly speculative and involves a high degree of risk.  The following are specific and general risks that could affect our Company. If any of the circumstances described in these risk factors actually occur, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be material in fact occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the market for our Common Stock could decline, and you may lose part or all of your investment. Our business objectives must also be considered speculative, and we cannot guaranty that we will achieve those objectives.

Risk Relating to Our Business and Industry

We may not be able to reach our revenue and net income targets due to unpredictable market conditions and competitive forces.

The primary end-user customers for our products are commercial cattle farms, individual farmers and slaughterhouses, food processing companies, our OEM factory and high-end consumers of our beef products. Although beef prices in the PRC reached multi-year highs in 2008, beef prices are subject to competition from imported products which may impede our ability to compete effectively, by increasing overall supply of products in the market and adversely impacting the price we can obtain for our products. Such competition may constrain demand for our products, resulting in decreased revenues and net income.

Outbreaks of livestock disease can adversely affect sales of our products.

Outbreaks of livestock diseases can significantly affect demand for our products. An outbreak of disease could result in governmental restrictions on the sale of livestock products to or from customers, or require our customers to destroy their stocks. This could result in the cancellation of orders of products by our customers and create adverse publicity that may have a material adverse effect on the agricultural products industry and our ability to market our products successfully.

Our products and processes can expose us to product liability claims.

Product liability claims or product recalls can adversely affect our business reputation and expose us to increased scrutiny by local, provincial, and central governmental regulators. The packaging, marketing and distribution of agricultural products entail an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death of livestock, other animals or humans. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on us and could prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms.

We may not be able to obtain regulatory approvals for our products.

The manufacture and sale of agricultural products in the PRC is regulated by the central and local provincial governments. Although our licenses and regulatory filings are current, the uncertain legal environment in the PRC and within our industry may make us vulnerable to local government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us.

We require various licenses and permits to operate our business, and the loss of or failure to renew any or all of those licenses and permits could require us to suspend some or all of our production or distribution operations.

In accordance with the laws and regulations of the PRC, we are required to maintain various licenses and permits in order to operate our business. We are required to comply with applicable hygiene and food safety standards in relation to our production processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with applicable regulations. Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our production or distribution operations, which could disrupt our operations and adversely affect our revenues and profitability.

We face significant competition in the sales of our agricultural products.

Competition in the agricultural industry, especially with companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

In general, the competitive factors in the agricultural industry in the PRC include:

•	price;
•	product quality;
•	brand identification;
•	breadth of product line; and
•	customer service.

To the extent our products and services do not exhibit these qualities, our ability to compete will be hindered.

Concerns with the safety and quality of agricultural feed products could cause customers to avoid our products.

We could be adversely affected if our customers and the ultimate consumers of our products lose confidence in the safety and quality of various products. Adverse publicity about these types of concerns, such as the recent publicity concerning the use of the substance melamine in milk and infant formula, may discourage our customers from buying our products or cause production and delivery disruptions. Any negative change in customer perceptions about the safety and quality of our products could adversely affect our business and financial condition.

If our products become adulterated or misbranded, we would need to recall those items and may experience product liability claims if consumers are injured as a result.

Animal products occasionally contain contaminants due to inherent defects in those products or improper storage or handling. Under adverse circumstances, manufacturers of agricultural products may need to recall some of their products if they become adulterated or misbranded, and may also be liable if the consumption of any of their products causes injury. While we have never been required to recall any of our products and we maintain insurance that we believe is adequate to cover this type of loss, a widespread product recall could result in changes to one or more of our business processes, product shortages, loss of customer confidence in our products or other adverse effects on our business. If we are required to defend against a product liability claim, whether or not we are found liable under the claim, we could incur substantial costs, our reputation could suffer and our customers might substantially reduce their existing or future orders from us.

We may not be able to adequately protect and maintain our intellectual property, trademark, and brand names.

Our success will depend on our ability to continue to develop and market bull semen, Qinchuan fattening cattle and high-end beef products. We have limited patent protection for our products or formulas, as our management believes an application for certain patents would result in public knowledge of our proprietary technology and formulas. Since we do not have full patent protection for our technology or formulas, we may not be able to protect our rights to this intellectual property if our competitors discover or illegally obtain this technology or formulas. Our inability to protect our rights to this intellectual property may adversely affect our ability to prevent competitors from using our products and developments.

Some of our significant customer and supplier contracts are short-term.

Some of our customers and suppliers operate through purchase orders or short-term contracts. Although we have long-term business relationships with many of our customers and suppliers and alternative sources of supply for key items, we cannot be sure that any of these customers or suppliers will continue to do business with us on the same basis. Additionally, although we will try to renew these contracts as they expire, there can be no assurance that these customers or suppliers will renew these contracts on terms that are favorable to us, if at all. The termination of or modification to any number of these contracts may adversely affect our business and prospects, including our financial performance and results of operations.

Health risks to cattle and quality concerns could adversely affect production and our business.

We take precautions to ensure that our cattle are healthy. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Disease can reduce the number of offspring produced, hamper the growth of the cattle to finished size and require in some cases the destruction of infected cattle, all of which could adversely affect our ability sell our products. Adverse publicity concerning any disease or heath concern could also cause customers to lose confidence in the safety and quality of our products.

We may not be able to maintain the necessary breeding stock production licenses.

Breeding stock production is subject to substantial licensing requirements and regulation. In order to sell breeder cattle and frozen semen in the PRC, a breeder must be awarded a license by the local government. Only those breeder farms that have qualified staff, specialized equipment and are in segregated locations to avoid the spread of disease are eligible for licensing. Currently, we have a license to operate our breeding stock frozen semen business in Fufeng County, Baoji City, Shaanxi Province, PRC. We need to maintain the licenses we have and, if we are unable to do so it may adversely affect our business and prospects, including our financial performance and results of operations.

Our business could be adversely affected by fluctuations in beef and commodity prices.

The price at which we sell our products is directly affected by the supply and demand for beef products and other proteins in the PRC, all of which are determined by the constantly changing market forces of supply and demand as well as other factors over which we have little or no control. A downward fluctuation in the demand for beef may adversely impact our quarterly and annual results of operations. Although beef prices in the PRC reached multi-year highs in 2007, prices declined during 2008 as a result of increased imports and the global financial crisis. If this trend continues, it would have a negative effect on our results of operations.

The global economic crisis could result in decreases in demand for our products and otherwise adversely affect the Company’s business and financial results and have a material adverse effect on our liquidity and capital resources.

The global economy, including the PRC economy, is experiencing a recession. As a business dependent upon consumer discretionary spending, we face a challenging fiscal 2010 because our customers may have less money for discretionary spending for our products as a result of job losses, foreclosures, bankruptcies, reduced access to credit and sharply falling home prices. Any resulting decreases in demand may reduce our revenues and negatively impact our financial performance due to smaller profit margins. Additionally, many of the effects and consequences of the economic recession are currently unknown; any one or all of them could potentially have a material adverse effect on our liquidity and capital resources, including our ability to raise additional capital if needed, or otherwise negatively impact our business and financial results.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of our senior management and founders. The loss of the services of one or more of our key personnel could impede implementation and execution of our business strategy and result in the failure to reach our goals. We do not carry key person life insurance for any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified personnel in the diverse areas required for continuing our operations. The rapid growth of the economy in the PRC has caused intense competition for qualified personnel. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, train or retain qualified personnel in the future.

We may need additional financing to fund our continued growth, which may not be available.

Our ability to increase revenue will depend in part on our ability to continue growing the business, which may require significant additional capital that may not be readily available to us. We may need additional financing due to future developments, changes in our business plan or failure of our current business plan to succeed, which could result from increased marketing, distribution or development costs. Our actual funding requirements could vary materially from our current estimates. If additional financing is needed, we may not be able to raise sufficient funds on favorable terms or at all. If we issue common stock in the future, such issuance will result in our then-existing shareholders sustaining dilution to their relative proportion of the equity in our Company. If we fail to obtain any necessary financing on a timely basis, then our ability to execute our current business plan may be limited, and our business could be adversely affected.

We face risks associated with currency exchange rate fluctuations; any adverse fluctuation may adversely affect our operating margins.

Almost all of our revenues are denominated in Renminbi. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. If the exchange rate of the Renminbi is affected by lowering its value as against the U.S. dollar, our reported profitability when stated in U.S. dollars will decrease. Historically, we have not engaged in exchange rate hedging activities and have no current intention of doing so.

We may be unable to manage rapidly expanding operations.

We continue to grow and diversify our business in the PRC, as well as outside of China, particularly in the Middle East. As a result, we need to expand and adapt our operational infrastructure and production facilities. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, financial condition and results of operations. To manage growth effectively, we must, among other things, continue to develop our internal and external sales forces, our content, our distribution infrastructure capability, our customer service operations and our information systems, maintain and develop relationships with partners, effectively enter new markets, effectively manage the demands of day-to-day operations in new areas while attempting to execute our business strategy and realize the projected growth and revenue targets developed by our management. We will also need to continue to expand, train and manage our employee base, and our management must assume even greater levels of responsibility. If we are unable to manage growth effectively, we may experience a decrease in customer growth, which could have a material adverse effect on our financial condition, profitability and cash flows.

Acquisitions and strategic investments could adversely affect our operations and result in unanticipated liabilities.

We may in the future acquire or make strategic investments in a number of companies, websites or content providers. Such transactions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. Our acquisitions and strategic investments would be accompanied by a number of risks, including:

•	the difficulty of assimilating operations and personnel of acquired companies into our operations;
•	the potential disruption of ongoing business and distraction of management;
•	additional operating losses and expenses of the businesses acquired or in which we invest;
•	the potential for patent and trademark infringement claims against the acquired company;
•	the impairment of relationships with customers, supplier and partners of the companies we acquired or with our customers, suppliers and partners as a result of the integration of acquired operations;
•	the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;
•	the difficulty of integrating the acquired company’s accounting, management information, human resources and other administrative systems;
•

in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and

•	the impact of known potential liabilities or unknown liabilities associated with the companies, website or content we acquire or in which we invest.

Our failure adequately to address such risks in connection with future acquisitions and strategic investments could prevent us from realizing the anticipated benefits of such acquisitions or investments, causing us to incur unanticipated liabilities and harming our business generally.

Risks Related to Conducting Our Business in China

We are subject to economic and political risks in China over which we have little or no control, and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

All of our business is conducted in China. Doing business outside the United States, and particularly in China, subjects us to various risks and uncertainties, including changing economic and political conditions, major work stoppages, exchange rate controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions. Therefore, we may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

China’s economic policies could affect our business.

All of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China. While China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the PRC, but they may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations. The economy of the PRC has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises. However, a substantial portion of productive assets in the PRC are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the PRC’s economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

If the Chinese government finds that the structure for operating our Chinese businesses does not comply with Chinese governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

All of our operations are conducted through our subsidiary in China. If we, our subsidiary, or our corporate structure is found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in an entity in which direct foreign ownership is restricted) the relevant PRC regulatory authorities, including the administration of industry and commerce, the administration of foreign exchange and relevant agencies of the Ministry of Commerce, would have broad discretion in dealing with such violations, including:

•	revoking business and operating licenses;
•	confiscating income and imposing fines and other penalties;
•	requiring us to restructure our corporate structure or operations;
•	restricting or prohibiting our use of proceeds from our financings to finance our business and operations in China;
•	imposing conditions with which we or our subsidiaries may not be able to comply; and
•	forcing us to relinquish our interests in our subsidiaries.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We may have difficulty establishing adequate management, legal and financial controls in China.

China historically has not adopted a Western style of management, financial reporting concepts and practices, modern banking, computer or other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, and instituting business practices that meet Western standards. We may also experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

As we have limited business insurance coverage in China, any loss which we suffer may not be insured or may be insured to only a limited extent.

The insurance industry in China is still in an early stage of development and insurance companies located in China offer limited business insurance products. In the event of damage or loss to our properties, our insurance may not provide as much coverage as if we were insured by insurance companies in the United States.

Tax laws and regulations in China are subject to substantial revision, some of which may adversely affect our profitability.

The Chinese tax system is in a state of flux, and it is anticipated that China's tax regime will be altered in the coming years. Tax benefits that we presently enjoy may not be available in the wake of these changes, and we could incur tax obligations to PRC government that are significantly higher than anticipated. These increased tax obligations could negatively impact our financial condition, and our revenues, gross margins, profitability and results of operations may be adversely affected as a result.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

The government of China could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our and your investment.

Our business is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in China. Over the past several years, the government of China has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The government of China may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretations or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, or devaluations of currency could cause a decline in the price of our common stock, should a market for our common stock ever develop. Nationalization or expropriation could even result in the total loss of your investment.

The nature and application of many laws of China create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in China is a civil law system. Unlike the common law system, the civil law system is based on written statutes where decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our common stock. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through our operating subsidiary, Baoji Wuyin, in China. We will of necessity rely on dividends paid by our subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Baoji Wuyin is also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Baoji Wuyn is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, Baoji Wuyin incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents and registration requirements for employee stock ownership plans or share option plans may subject our China resident shareholders to personal liability and limit our ability to acquire Chinese companies or to inject capital into our operating subsidiaries in China, limit our subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

The State Administration of Foreign Exchange (SAFE) issued a public notice in October 2005, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Some of our PRC resident beneficial owners have not registered with the local SAFE branch as required under SAFE regulations. The failure or inability of these PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants. Any failure to comply with the relevant registration procedures may affect the effectiveness of our employee stock ownership plans or share option plans and subject the plan participants, the companies offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. These penalties may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

In addition, the National Development and Reform Commission ("NDRC") promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals must be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our subsidiary. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Since our revenues are denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenues to fund business activities outside of China that require foreign currencies.

Recent changes in China’s currency policies may cause a target business’s ability to succeed in the international markets to be diminished.

Historically, China “pegged” its currency to the U.S. dollar. This meant that each unit of PRC currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping China currency low when compared to other countries gave PRC companies an unfair price advantage over foreign companies. Due to mounting pressure from outside countries, China recently reformed its economic policies to establish a floating value. As a result of this policy reform, we may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that we will be able to compete effectively with the new policies in place.

The admission of China into the World Trade Organization could lead to increased foreign competition for us.

Domestic competition in the cattle industry is largely fragmented and foreign competition is minimal. However, as a result of China becoming a member of the World Trade Organization (“WTO”), import restrictions on agricultural products are expected to be reduced. The lowering of import restrictions and the WTO’s requirement for a reduction of import tariffs as a condition of membership may result in an increase of foreign products, and could in turn lead to increased competition in the domestic agricultural market.

Risks Associated with an Investment in Our Common Stock

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we will be a SEC-reporting company once this Registration Statement becomes effective, our common stock is not currently quoted in the Pink Sheets or on the OTC Bulletin Board nor listed on any national stock exchange. There can be no assurance that our stock will become quoted in the Pink Sheets or on the OTC Bulletin Board or listed on a national stock exchange, or that, even if such quotation or listing does become effective, that an active trading market may ever develop or, if it does develop, will be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

If a market for our shares develops, it may be thinly traded and, therefore, more susceptible to extreme rises or declines in prices..

Our common stock has no public trading market. If a market for our shares develop, it is likely to be thinly traded and the trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	changes in, or failure to achieve, financial estimates by securities analysts;

•	new products or services introduced or announced by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock; and

•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, if our shares become quoted in the Pink Sheets or on the OTC Bulletin Board, they will become subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

If our common stock becomes quoted in the Pink Sheets or on the OTC Bulletin Board, the market may be limited thereby making it more difficult for you to resell any shares you may own.

The Pink Sheets and the OTC Bulletin Board are not stock exchanges and, because trading of securities in these quotation systems is often more sporadic than the trading of securities listed on a national exchange, you may have difficulty reselling any of the shares of our common stock that you may own. Further, there can be no guarantee that market makers will be interested in supporting our common stock in the Pink Sheets or the OTC Bulletin Board, thereby making trading more limited.

Our common stock is subject to the “penny stock” regulations, which are likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on a national securities exchange. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver to a prospective investor a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the prospective investor with current bid and ask quotations for the penny stock;

•	explain to the prospective investor the compensation of the broker-dealer and its salesperson in the transaction;

•	provide investors monthly account statements showing the market value of each penny stock held in the their account; and

•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Future issuances by us or sales of our common stock by our officers or directors may dilute your interest or depress our stock price.

We may issue additional shares of our common stock in future financings or may grant stock options to our employees, officers, directors and consultants. Any such issuances could have the effect of depressing the market price of our common stock and, in any case, would dilute the interests of our common stockholders. Such a depression in the value of our common stock could reduce or eliminate amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation. Furthermore, shares owned by our officers or directors which may be registered in a registration statement, or which otherwise may be transferred without registration pursuant to an applicable exemptions under the Securities Act of 1933, as amended, may be sold. Because of the perception by the investing public that a sale by such insiders may be reflective of their own lack of confidence in our prospects, the market price of our common stock could decline as a result of a sell-off following sales of substantial amounts of common stock by our officers and directors into the public market, or the mere perception that these sales could occur.

Potential future sales under Rule 144 may depress the market price for the common stock.

In general, pursuant to Rule 144 adopted under the Securities Act of 1933, as amended, a shareholder who owns restricted shares of a company which files periodic reports with the Securities and Exchange Commission and who has a holding period of at least six months, is entitled to sell such shares in accordance with the provisions of Rule 144.  In the event the shareholder is a non-affiliate of the issuer, he or she may make unlimited public resales of shares under Rule 144 provided that the current public information requirement is satisfied.  A non-affiliate who has a holding period of more than one year, may make unlimited resales of shares without compliance with any other requirement of Rule 144.  Persons who are affiliates of the issuer must comply with all requirements of Rule 144 in conjunction with resales of their shares including the current public information requirement, the volume limitations, the manner of sale requirements and the filing of a Form 144.  Therefore, the possible sale of our currently outstanding shares pursuant to Rule 144 may, in the future, have a depressive effect on the price of our common stock in the market.

We do not intend to pay any common stock dividends in the foreseeable future.

We have never declared or paid a dividend on our common stock and, because we have very limited resources and a substantial accumulated deficit, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock.

ITEM 2.  FINANCIAL INFORMATION

A.	Selected Financial Data

This information is not required of smaller reporting companies.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, related notes, and other detailed information included elsewhere in this Registration Statement. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP). Certain information contained below and elsewhere in this Registration Statement, including information regarding our plans and strategy for our business, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We were incorporated in September 2007 in New Jersey and reincorporated in Delaware in July 2009. We have a representative office in Xi’an, Shaanxi Province, PRC, where our operating subsidiary, Baoji Wuyin, is headquartered. Baoji Wuyin was incorporated in June 1998 in Fufeng County, China. Our principal business, through Baoji Wuyin, is the breeding and fattening of Qinchuan beef cattle, processing of beef products, and the selling of cattle semen. The principal market for our products is in China, although we plan to develop an export market in the Middle East.

Pursuant to a Share Exchange Agreement by and among CCHC and the shareholders of all of the outstanding shares of Baoji Wuyin in December 2007, we acquired 100% of the issued and outstanding shares of Baoji Wuyin.

Trends

We plan to construct the standard fattening base of Qinchuan beef cattle for the production of 20,000 cattle per year and a self-owned production line in Yangling Agricultural District which is the exclusive agricultural technology R&D zone in China. Completion of this project will enable us to produce fresh beef, which is the largest consumption market in the Chinese beef industry, through our own factory rather than engaging third-party processers. Further, we expect to increase our market share of cooked beef through increased production, expand our marketing network, and commence exports to Middle East countries. We expect to manage our budgets closely and control our costs effectively in order to minimize the cost impact of these projects on our operations.

Some enterprises in the Chinese beef industry experienced losses in 2008 due to the decrease of prices in the retail market and the increase of prices in the wholesale market. However, since we produce and market the cattle, there was no such impact on our Company. In the year ended June 30, 2009, we substantially increased our sales of fattened cattle, resulting in a more balanced product mix. Sales of fattened cattle for fiscal 2009 accounted for 35.6% of revenue compared to less than 1% in fiscal 2008. Consequently, our sales of cooked beef products, expressed as a percentage to total revenues, decreased from 76.0% in fiscal 2008 to 47.7% in fiscal 2009. We expect this trend towards a more balanced product mix between our sales of cooked beef products and fattened cattle to continue in the future, with sales of frozen semen remaining relatively stable.

We also benefit from the policies and support of the government, including subsidies and favorable tax treatment, as discussed under Item 1. Business, above.

Results of Operations

Year Ended June 30, 2009 Compared with Year Ended June 30, 2008

We had total assets of $14.5 million as of June 30, 2009, a 203.7% increase over total assets at June 30, 2008 of $4.8 million.

                Net Revenue

Net revenue for the year ended June 30, 2009 increased 106.3% to $19.9 million compared to $9.6 million in fiscal 2008. The principal factor in the increase of revenues was the increase in sales of fattened cattle. Cost of revenue increased to $10.1 million for the year ended June 30, 2009 compared to $3.8 million for fiscal 2008. Cost of revenue increased due to the increased sales of fattened cattle. Cost of revenue include the cost of fattening cattle, cooked beef and frozen semen, which consist of feedstuffs, raw materials, bull depreciation, wrappages and wages. Gross profit for the year ended June 30, 2009 was $9.8 million compared to $5.9 million for fiscal 2008. Gross profit margin decreased from 60.8% for the year ended June 30, 2008 to 49.4% for fiscal 2009. The significant decrease in gross profit margin is principally attributable to the shift in product mix caused by increased sales of fattening cattle which have a lower gross profit margin than sales of frozen semen and cooked beef.

Operating Income

Total operating expenses increased by 39% to $848,314 for the year ended June 30, 2009 compared to $608,623 for fiscal 2008. This is principally due to a 42% increase in general and administrative expense attributable to increased financing costs.

Net Income

Net income increased to $8.0 million for the year ended June 30, 2009 from $5.1 million for fiscal 2008. Interest expense increased to $168,422 for the year ended June 30, 2009 from $144,039 for fiscal 2008. Total other income (expense) – net increased significantly from a loss of $127,770 for the year ended June 30, 2008 to $36,116 for fiscal 2009. This increase is attributable to the subsidies for pure-bred cattle received from the PRC government. The Company paid income taxes of $978,780 for the year ended June 30, 2009. This was the first period for which a tax obligation arose for the Company.

Net comprehensive income, after accounting for a foreign currency transaction gain of $2,954 for the year ended June 30, 2009, was $8.0 million, compared with a foreign currency transaction loss of $253,360 for fiscal 2008, resulting in net comprehensive income of $4.9 million.

Liquidity and Capital Resources

Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our operations. Our short-term and long-term liquidity needs arise primarily from capital expenditures, working capital requirements and principal and interest payments related to our outstanding indebtedness. We will continue to meet these liquidity requirements with cash provided by operations, equity financing, and bank debt.

At June 30, 2009, we had cash of approximately $3.4 million, compared to $571,254 at June 30, 2008.

Cash flows from operating activities increased to $6.4 million for the year ended June 30, 2009, up from $4.0 million for the prior fiscal year. Cash flows benefited from increases in accounts receivable and inventories, which was offset by increases in other receivable, advance from customers and tax payable.

Cash flows used in investing activities rose to $4.5 million for the year ended June 30, 2009 compared to $32,464 for fiscal 2008, principally due to a $2.5 million investment in the construction of the Company’s fattening facilities and a $2.0 million investment in the purchasing of property, plant and equipment.

Cash flows provided by financing activities increased to $900,413 for the year ended June 30, 2009 compared to cash used in financing activities of $3.6 million for the year ended June 30, 2008. The Company’s outstanding loans include: (i) RMB3.5 million from China Development Bank, which is due on September 26, 2010, with interest payable monthly at an annual rate of 5.76%; (ii) RMB1.65 million from Fufeng County Rural Credit Union Duanjia Branch, which is due on April 15, 2010, with interest payable monthly at an annual rate of 9.576%; (iii) RMB3.35 million from Fufeng County Rural Credit Union Duanjia Branch, which is due on February 21, 2011, with interest only payable monthly at an annual rate of 11.52%; and (iv) RMB2 million from Agricultural Bank of

China Fufeng County Branch, which is due on December 29, 2009, with interest only payable monthly at an annual rate of 6.318%.

Capital Expenditures

During the year ended June 30, 2009, we invested $2.0 million in property, plant and equipment. We believe these capital investments increase our production capacity and expand our product offerings, thereby creating new opportunities to grow our sales and control expenses.

For the year ending June 30, 2010, we expect that our capital expenditures will be approximately $13.7 million, principally related to the construction of the proposed beef processing center and fattening base facilities. We intend to fund these requirements through available working capital, bank financings and sales of our equity and debt securities.

Off-Balance Sheet Arrangements

As of June 30, 2009, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified the following accounting policies, described below, as the most critical to an understanding of our current financial condition and results of operations.

Impairment of Long-Lived Assets

We adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provision of APB Opinion No. 30, “reporting the Results of Operations for a Disposal of a Segment of a Business.” We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Foreign Currency Translations

The functional currency of the company is Chinese Yuan Renminbi (CNY). We maintain our financial statements in the functional currency. Our financial statements are translated into U.S. Dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” with the CNY as the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income,” as a component of shareholders’ equity.

Inventories

Inventories are valued at the lower of costs (determined on a weighted average basis) or net realizable value. The management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventories to their net realizable value, if lower than the cost. Costs of raised animals include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased cattle are carried at purchase cost plus costs of maintenance through the balance sheet date.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  Effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. Adoption of this standard has not had a material effect on our results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations (SFAS 141R) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (SFAS 160). . SFAS 141R and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interest) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interest, including any that arose before the effective date. SFAS 160 is effective for the Company on July 1, 2009. Except for the classification of minority interest as a component of equity, we do not expect the initial adoption of SFAS 160 will have a material effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133.” SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement, which is expected to occur in the first quarter of fiscal 2010, is not expected to have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The

Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

On June 16, 2008, the FASB issued Final Staff Position (FSP) No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The FSP determines that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company does not expect (FSP) No. EITF 03-6-1 to have a material effect on the preparation of its consolidated financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock.  Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-5, are no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-5 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect EITF 07-5 to have a material effect on the preparation of its consolidated financial statements.

In September 2008, the FASB issued EITF 08-5 “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.” This FSP determines an issuer’s unit of accounting for a liability issued with an inseparable third-party credit enhancement when it is measured or disclosed at fair value on a recurring basis. FSP EITF 08-5 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of FSP EITF 08-5 on its consolidated financial position and results of operations.

In September 2008, the FASB issued FSP FAS 133-1, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. The FSP also amends SFAS 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require additional disclosure about the current status of the payment/performance risk of a guarantee. Finally, this FSP clarifies the Board’s intent about the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities.” FSP FAS 133-1 is effective for fiscal years ending after November 15, 2008. The Company is currently assessing the impact of FSP FAS 133-1 on its consolidated financial position and results of operations.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This FSP clarifies the application of SFAS 157, “Fair Value Measurements,” in a market that is not active. The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption was not material to the Company’s consolidated financial condition or results of operations.

In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 clarifies accounting for certain transactions and impairment considerations involving the equity method. Transactions and impairment dealt with are initial measurement, decrease in investment value, and change in level of ownership or degree of influence. EITF 08-6 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-6 on its consolidated financial position and results of operations.

In November 2008, the FASB issued EITF 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 clarifies how to account for defensive intangible assets subsequent to initial measurement. EITF 08-7 applies to all defensive intangible assets except for intangible assets that are used in research and development activities. EITF

08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-7 on its consolidated financial position and results of operations.

In November 2008, the FASB issued FSP EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.” EITF 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of EITF 08-8 on its consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). FSP FAS 140-4 and FIN 46(R)-8 amends FAS 140 and FIN 46(R) to require additional disclosures regarding transfers of financial assets and interest in variable interest entities. FSP FAS 140-4 and FIN 46(R)-8 is effective for interim or annual reporting periods ending after December 15, 2008. The Company does not expect FSP FAS 140-4 and FIN 46(R)-8 to have a material effect on the preparation of its consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20, and EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“FSP EITF 99-20-1”). FSP EITF 99-20-1 changes the impairment model included within EITF 99-20 to be more consistent with the impairment model of SFAS No. 115. FSP EITF 99-20-1 achieves this by amending the impairment model in EITF 99-20 to remove its exclusive reliance on “market participant” estimates of future cash flows used in determining fair value. Changing the cash flows used to analyze other-than-temporary impairment from the “market participant” view to a holder’s estimate of whether there has been a “probable” adverse change in estimated cash flows allows companies to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred. The Company does not expect FSP EITF 99-20-1 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This FSP shall be applied prospectively with retrospective application not permitted. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting this FSP must also early adopt FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). Additionally, if an entity elects to early adopt either FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1) or FSP FAS 115-2 and FAS 124-2, it must also elect to early adopt this FSP. The Company does not expect FSP FAS 157-4 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1 ("FSP FAS 107-1 and APB 28-1"), "Interim Disclosures about Fair Value of Financial Instruments". The FSP amends SFAS 107, "Disclosure about Fair Value of Financial Instruments”, and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company is required to adopt FSP FAS 107-1 and APB 28-1 in the quarter ended July 31, 2009. The Company does not currently believe that adopting this FSP will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This FSP amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Also, if an entity elects to early adopt either FSP FAS 157-4 or FSP FAS 107-1 and APB 28-1, the entity also is required to early adopt this FSP. The Company does not expect FSP FAS 115-2 and FAS 124-2 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued Staff Position SFAS No. 141(R)-1 (“SFAS 141(R)-1”), “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”  which amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations”, to address application issues on initial and subsequent recognition and measurement arising from contingencies in a business combination.  SFAS 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations beginning with the first annual period on or after December 15, 2008.  The adoption of SFAS 141(R)-1 did not have an impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FASB No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of the standard will not have a material impact on the Company.

In June 2009, the FASB issued FASB No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 requires additional disclosures about the transfer and derecognition of financial assets and eliminates the concept of qualifying special-purpose entities under SFAS 140. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The adoption of the standard will not have a material impact on the Company.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of the adoption of SFAS 167 on the Company’s financial condition, results of operations and cash flows.

In June 2009, the FASB issued Financial Accounting Standard No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (FAS 168). In addition in June 2009, the FASB issued Accounting Standards Update No. 2009-01, “Topic 205 – Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted

Accounting Principles” (ASU 2009-1). Both FAS 168 and ASU 2009-1 recognize the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles to be utilized by nongovernmental entities. FAS 168 and ASU 2009-1 are effective for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

All new accounting pronouncements issued but not yet effective have been deemed to not be applicable, hence the adoption of these new standards is not expected to have a material impact on the consolidated financial statements.

C.	Quantitative and Qualitative Disclosures About Market Risk

This information is not required of smaller reporting companies.

ITEM 3.  PROPERTIES

Baoji Wuyin owns the land use rights of two state-owned lands, the land use rights of two collective lands and the property titles to nine buildings. In addition, Baoji Wuyin, under a lease agreement with Xi’an Fengqing Park Management Office, dated August 9, 2005, Baoji Wuyin owns the right to use the Yishuang Building of the Fengqing Park for 12 years.

State-Owned Land Use Right

Baoji Wuyin owns the land use rights of two state-owned lands, Lot No. “Duan-IV-7” and Lot No. “Duan-IV-6”, located in Duanjia Town, Fufeng County (respectively, “Land 1” and “Land 2”). The details are as below:

Land	Usage	Area (m2)	Type of Land Use Right	Term of Use
Land 1	Livestock Breeding, Slaughtering, Processing	2490.00	Grant	From June 2000 to June 2041
Land 2	Breeding	2214.42	Allocate	From December 2000 to December 2014

Collective Land Use Right

Baoji Wuyin owns the land use rights of the two collective lands, Lot No. “Duan-IV-8” and “Duan-D-7”, respectively located in Duanjia Village, Duanjia Town and Dongguan Village, Duanjia Town of Fufeng County (respectively “Land 3” and “Land 4”). The details are as follows:

Land	Usage	Area (m2)	Type of Land Use Right	Term of Use
Land 3	Breeding	6524.00	Collective Land Use Right	From May 2001 to December 2014
Land 4	Breeding	38114.00	Collective Land Use Right	From May 2001 to December 2014

Property Titles

Baoji Wuyin owns the property titles to nine buildings located at Duanjia Town, Fufeng County. “Fufeng County Property Ownership Certificate Duanjia Town No. 0006” includes 2 buildings with a total area of 1818.87 sq. meters, “Fufeng County Property Ownership Certificate Duanjia Town No. 9” includes 5 buildings with a total area of, 939.31 sq. meters, and “Fufeng County Property Ownership Certificate Duanjia Town No. 10” includes 2 buildings with a total area of 130.48 sq. meters. All properties have a mixed use.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 15, 2009. The information in this table provides the ownership information for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors and executive officers; and

•	All of our directors and executive officers as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock and those rights to acquire additional shares within sixty days. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares of common stock indicated as beneficially owned by them, except to the extent such power may be shared with a spouse. Common stock beneficially owned and percentage ownership are based on 10 million shares of common stock currently outstanding and no additional shares potentially acquired within sixty days.

Name and address of beneficial owner (1)	Number of Shares	Percent of Class
Wuyin Zan	4,000,000	40.0
Jianping Lu	2,000,000	20.0
Xiao Duan	1,380,000	13.8
Yaru Du	1,310,000	13.1
Chenghai Du	1,310,000	13.1
Directors and Officers as a group (five persons)	10,000,000	100

(1) The address of each person is The NorthEast Corner of Fengqing Park, South Taoyuan Road, Xi'an City, Shaanxi Province 710077, People’s Republic of China.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and directors as of July 15, 2009. Each of our directors and officers is a citizen of the PRC, except for Chenghai Du, who is a citizen of Dominica.

Name	Age	Position

Wuyin Zan	48	Chairman
Xiao Duan	41	Director and Chief Executive Officer
Yaru Du	38	Director and Chief Financial Officer

Jianping Lu	65	Director
Chenghai Du	34	Director and Secretary

Wuyin Zan, Chairman since 2007. Mr. Zan has been active in the agriculture industry in China for more than 10 years and is the founder of Baoji Wuyin. He has served as the chairman and general manager of Baoji Wuyin since 1998. He is the president of Shaanxi Qinchuan Cattle Industrial Association, the Commissioner of the Chinese People’s Political Consultative Conference of Baoji City, a member of the Executive Board of the Union Association of Industry and Commerce of Baoji City, vice-president of the Chinese People’s Political Consultative conference of Fufeng County, and the president of Union Association of Industry and Commerce of Fufeng County.

Xiao Duan, Director and Chief Executive Officer since 2007. Ms. Duan has also served as the chief executive officer of Baoji Wuyin since 2007. From 2002 through 2006, Ms. Duan served as chief executive officer and general manager of Shaanxi Aidi Financial Investment Consulting Co., Ltd. She has served as general manager for various Chinese state-owned enterprises as well as the financial advisor to several Chinese companies seeking to go to public in the United States. Her experience includes founding a professional marketing and consulting company. She received her MBA from Xi’an Jiaotong University in 2001.

Yaru Du, Director since 2007; Chief Financial Officer since February 2008. Prior to joining China Cattle, Ms. Du served as chief financial officer for Shaanxi Aidi Investment Consulting Co., Ltd from 2003 to 2007 and previously was the chief financial officer of Xi’an Lanzhizhou Science and Technology Development Co., Ltd. from 2002 to 2003. Ms. Du obtained an Accountant Certificate from the PRC Ministry of Finance in 2003, and a Bachelor’s Degree from the Shaanxi Radio & TV University in 1995.

Jianping Lu, Director since 2007. Prior to joining China Cattle, Ms. Lu served as senior engineer for Xi’an Lanzhizhou Technology Development Co., Ltd. from 2002 through 2006. Previously, Ms. Lu served as vice general manager of Weihai High-Tech Daewoo Electronics Co., Ltd. from 1997-2000. Ms. Lu received a Bachelor’s Degree in engineering in 1969 from Chang’an University.

Chenghai Du, Director since 2007. Mr Du has served as chief executive officer and a director of HongKong Aidi Financial Investment Co., Ltd. since 2003. He graduated from Nagano International Cultural College with a degree in Japanese in 1995.

Other Key Employees

Linsen Zan, Chief Technology Officer since 2007. Mr. Zan is widely recognized as the leading expert of yellow cattle in China. In addition to his work for the Company, Mr. Zan is a professional and doctoral supervisor at the College of Animal Science and Technology of Northwest A&F University in Xi’an. He also serves as the managing director and vice-secretary-general of the China Fine Breeding Committee of Yellow Cattle, a director of the National Beef Improvement Center. Mr. Zan is a graduate of Northwest A&F University.

Family Relationships

Jianping Lu is the mother of Yaru Du and Chenghai Du, and Yaru Du is the sister of Chenghai Du.

Legal Proceedings

During the past five years, none of our directors, executive officers or control persons have been involved in any of the following events:

•	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Code of Ethics

We have adopted a written code of ethics that applies to all of our officers, directors and employees, including our principal executive officer and principal financial officer, or persons performing similar functions, a copy of which is attached as an exhibit to this Registration Statement.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Officers

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

Directors

Pursuant to our bylaws, our directors are eligible to be reimbursed for their actual out-of-pocket expenses incurred in attending board meetings and other director functions, as well as fixed fees and other compensation to be determined by our board of directors. Wuyin Zan, as the Chairman, is entitled to an annual salary of RMB3,364 and the remaining four directors receive an annual salary of RMB3,000 each from Baoji Wuyin.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Baoji Wuyin has established business relationships with certain related parties to assist in certain aspects of its business operations, such as certification, consultation and research. In addition, certain of these associates provide working capital to Baoji Wuyin from time to time as detailed in our consolidated financial statements which are included in this Registration Statement. Xi’an Qinchuan Cattle Association, Piao Xiang Restaurant and Shaanxi Qinchuan Cattle Food & Beverage Co., Ltd., which certain of our directors and officers are associated with, are our principal customers for cooked beef products in the Shaanxi Province.

As of the date of this Registration Statement, we have no standing committees and our entire board of directors serves as our audit and compensation committees. We have determined that none of our directors are independent based on an analysis of the standards for independence set forth in Section 803A of the American Stock Exchange Company Guide. If we undertake to qualify our common stock for quotation in the over-the-counter market, or listing on an exchange, we may need to ensure we meet any eligibility requirements with respect to independent directors.

ITEM 8.  LEGAL PROCEEDINGS.

As of the date of this Registration Statement, there were no pending material legal proceedings to which we were a party and we are not aware that any were contemplated.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market

There is no established public trading market for our common stock.

Holders

As of August 15, 2009, we had 10,000,000 shares of our common stock issued and outstanding, held by 5 persons.

In general, pursuant to Rule 144 adopted under the Securities Act of 1933, as amended, a shareholder who owns restricted shares of a company which files periodic reports with the Securities and Exchange Commission and who has a holding period of at least six months, is entitled to sell such shares in accordance with the provisions of Rule 144. In the event the shareholder is a non-affiliate of the issuer, he or she may make unlimited public resales of shares under Rule 144 provided that the current public information requirement is satisfied. A non-affiliate who has a holding period of more than one year, may make unlimited resales of shares without compliance with any other requirement of Rule 144. Persons who are affiliates of the issuer must comply with all requirements of Rule 144 in conjunction with resales of their shares including the current public information requirement, the volume limitations, the manner of sale requirements and the filing of a Form 144. Therefore, the possible sale of our currently outstanding shares pursuant to Rule 144 may, in the future, have a depressive effect on the price of our common stock in the market.

Dividends

We have never declared or paid a dividend on our common stock and, because we have very limited resources and a substantial accumulated deficit, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them. If you require dividend income, you should not rely on an investment in our common stock.

Equity Compensation Plans

We do not currently have any equity compensation plans.

Performance Graph

This information is not required of smaller reporting companies.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

We have sold the following securities within the past three years in transactions which were not registered under the Securities Act of 1933, as amended: Except where otherwise noted, all shares were issued in offshore transactions in reliance upon the exemption from the registration requirements of the Securities Act in accordance with Regulation S promulgated thereunder.

In September 2007, 100,000 shares of our common stock were sold to one investor in an offshore transaction to non-U.S. persons in reliance upon Regulation S under the Securities Act. Such shares were held in trust for the benefit of five investors, including the trustee, all but one of whom are residents of the PRC and all of whom are directors and/or officers of the Company. In connection with the reincorporation of the Company in Delaware in July 2009 and a concurrent share split, the total shares held by the investor in trust increased to 10,000,000 and were subsequently released from the trust to the individual investors as shown above under Item 4. Security Ownership of Certain Beneficial Owners and Management.

ITEM 11.  DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 100,000,000 shares of $0.001 par value common stock, of which 10,000,000 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights

Each outstanding share of common stock is entitled to one vote in person or by proxy in all matters that may be voted upon by our shareholders.

Dividends

As of the date hereof, we have not paid any dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights

The holders of the common stock have no preemptive or other preferential rights to purchase additional shares of any class of our capital stock in subsequent stock offerings.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive, on a pro rata basis, all assets remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights

The shares of the our common stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of our common stock are fully paid, non-assessable and validly issued.

Stock Transfer Agent

Our Company Secretary currently serves as our registrar and transfer agent. We will engage an independent registrar and transfer agent at such time as our common stock becomes eligible for listing on a national stock exchange in the United States.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. We also carry liability insurance covering each of our directors and officers.

Under our bylaws, we are required to indemnify our former and current directors and officers of the Company against expenses incurred in any action brought against those persons as a result of their role with the Company, to the fullest extent permitted by law. Our board of directors has the discretion to indemnify other persons acting in their capacity as authorized representatives of the Company to the same extent. Similarly, we may, in some circumstances, advance to a person potentially eligible for indemnification the expenses incurred in defending such an action.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

All of our directors and executive officers reside in the People’s Republic of China. Outside the United States, it may be difficult for investors to enforce judgments obtained against the Company, our directors or our officers in actions brought in the United States, including actions predicated upon the civil liability provisions of U.S. federal securities laws.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required to be included in this Registration Statement are included following Item 15, beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-K.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements of the Company are included in this Registration Statement, commencing on page F-1:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2009 and 2008

Consolidated Statements of Income and other Comprehensive Income for the

Year Ended June 30, 2009 and 2008

Consolidated Statements of Cash Flow for the Year Ended June 30,2009 and 2008

Consolidated Statements of Stockholders’ Equity (Deficit) for the Year Ended June 30, 2009 and 2008

Notes to Consolidated Financial Statements

(b) The exhibits listed in the accompanying “Index to Exhibits” are filed as part of this Registration Statement.

3.1	Amended and Restated Certificate of Incorporation

3.2	By-laws, as currently in effect

10.1	Form of Frozen Semen Sale Agreement

10.2	Form of Cured Beef Product Supply Agreement

10.3	Form of High-Level Beef Product Supply Agreement

10.4	Form of Supply and Sales Agreement

14.1	Code of Business Conduct and Ethics

CHINA CATTLE HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009 & 2008

CHINA CATTLE HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Report of Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of June 30, 2009 and 2008	F-2

Consolidated Statements of Income and Comprehensive Income
For the years ended June 30, 2009 and 2008	F-3

Consolidated Statements of Cash Flows
For the years ended June 30, 2009 and 2008	F-4

     Consolidated Statements of Members' Equity (Deficit)

For the years ended June 30, 2009 and 2008	F-5

Notes to Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

China Cattle Holding Corporation

We have audited the accompanying consolidated balance sheets of China Cattle Holding Corporation and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, members' equity (deficit), and cash flows for the years ended June 30, 2009 and 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Cattle Holding Corporation and Subsidiaries as of June 30, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for the years ended June 30, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

Goldman Parks Kurland Mohidin LLP

Encino, California

July 11, 2009

CHINA CATTLE HOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
	June 30,	June 30,
	2009	2008

ASSETS
Current Assets:
Cash	$3,395,945	$571,254
Accounts receivables	2,717,898	450,697
Other receivables	113,698	567,128
Inventories	978,869	113,148
Advance to suppliers	96,179	83,977
Total Current Assets	7,302,589	1,786,204

Property, Plant & Equipment, net of accumulated depreciation
of $1,725,288 and $1,350,780 at 2009 and 2008, respectively	3,585,931	1,961,380
Construction in progress	2,497,608	-
Due from related parties	1,130,146	1,007,106
Other assets	17,678	17,608
Land use rights, net of accumulated amortization of
$45,935 and $40,249 at 2009 and 2008, respectively	12,062	17,520
Total Assets	$14,546,014	$4,789,818

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)
Current Liabilities:
Short-term loans	$506,954	$291,045
Accounts payable and accrued expenses	30,101	265,598
Advances from customers	76,897	32,743
Other payables	470,187	966,483
Taxes payable	2,022,081	618,596
Total Current Liabilities	3,106,219	2,174,465

Due to related parties	1,846,084	951,625
Long-term payables	607,747	580,257
Long-term loan	1,241,819	1,382,462
Total Liabilities	6,801,870	5,088,809

Members’ Equity (Deficiency):
Members’ equity	363,478	363,478
Additional paid-in capital	181,225	181,225
Statutory surplus reserve	219,684	-
Retained earnings	7,523,209	(297,288)
Comprehensive losses	(543,452)	(546,406)
Total Members' Equity (Deficiency)	7,744,144	(298,991)
Total Liabilities and Members' Equity (Deficiency)	$14,546,014	$4,789,818

See notes to consolidated financial statements.

CHINA CATTLE HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
Net Revenue	$19,891,546	$9,640,100
Cost of Revenue	10,060,389	3,777,715
Gross Profit	9,831,157	5,862,385

Operating Expenses:
Selling expense	58,988	52,320
General and administrative expenses	789,326	556,303
Total operating expenses	848,314	608,623

Operating Income	8,982,843	5,253,762

Other Income/ ( Expense):
Interest expense	(168,422)	(144,039)
Investment income	989	796
Other income	220,173	30,864
Other expenses	(16,622)	(15,391)
Total other income/ (expense)	36,118	(127,770)

Income Before Income Taxes	9,018,961	5,125,992

Income Taxes	978,780	-

Net Income	8,040,181	5,125,992

Other Comprehensive Income/ (loss)	2,954	(253,360)

Comprehensive income	$8,043,135	$4,872,632

See notes to consolidated financial statements.

CHINA CATTLE HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,040,181	$5,125,992
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	374,522	270,822
Provision for bad debts	13,507	-
(Increase) / decrease in current assets:
Accounts receivable	(2,264,303)	(320,915)
Other receivables	441,935	(362,516)
Advances to suppliers	(11,865)	(10,571)
Inventories	(864,846)	20,245
Increase / (decrease) in current liabilities:
Accounts payable	(216,540)	(432,715)
Other payables	(554,933)	(748,308)
Advance from customers	44,002	(9,750)
Taxes payable	1,400,352	480,791
Total adjustments	(1,638,169)	(1,112,917)

NET CASH PROVIDED BY OPERATING ACTIVITIES	6,402,012	4,013,075

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	(1,985,011)	(25,194)
Purchase in biological assets	-	(7,270)
Investment in construction in progress	(2,496,371)	-
NET CASH USED IN INVESTING ACTIVITIES	(4,481,382)	(32,464)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/repayments from/(to) related parties-net	771,255	430,518
Borrowing (Repayment) of short-term loans	214,655	(1,068,495)
Repayment of long-term loans	(171,943)	(3,239,775)
Proceeds from long-term loans	51,108	229,049
Proceeds from other payables	35,338	-
Proceeds from subscription	-	8,230
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	900,413	(3,640,473)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3,648	41,481

NET INCREASE IN CASH AND CASH EQUIVALENT	2,824,691	381,619

CASH AND CASH EQUIVALENT - BEGINNING BALANCE	571,254	189,635
CASH AND CASH EQUIVALENT - ENDING BALANCE	$3,395,945	$571,254

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Interest	$178,319	$15,411
Income taxes	$-	$-

See notes to consolidated financial statements.

CHINA CATTLE HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY/ (DEFICIT)
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	Members'	Additional	Statutory	Accumulated	Comprehensive	Total
	Equity	Paid-in capital	Reserve	Profit/ (Deficit)	(Loss) / Income	Members' Equity/ (Deficit)
Balance, June 30, 2007	$363,478	$172,494	$-	$(5,423,280)	$(293,046)	$(5,180,354)

Net income for the year	-	-	-	5,125,992	-	5,125,992
Received subsidy from the government		8,731				8,731
Foreign currency translation loss	-	-	-	-	(253,360)	(253,360)

Balance, June 30, 2008	363,478	181,225	-	(297,288)	(546,406)	(298,991)

Statutory reserve	-	-	219,684	-	-	219,684
Net income for the year				7,820,497		7,820,497
Foreign currency translation gain	-	-	-	-	2,954	2,954

Balance, June 30, 2009	$363,478	$181,225	$219,684	$7,523,209	$(543,452)	$7,744,144

See notes to consolidated financial statements.

CHINA CATTLE HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009 AND 2008

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

China Cattle Holding Corporation (hereinafter as "China Cattle" or "the Company") was incorporated on September 27th, 2007 in New Jersey. In addition, China Cattle established a representative office in Xi’an, Shaanxi, China.

Baoji Wuyin Green Food Co., Ltd (hereinafter as "Baoji Wuyin") was incorporated on June 26th, 1998 in Fufeng County, China with registered capital of $136,478. On November 20th, 2001 pursuant to the resolution of a shareholder’s meeting, Baoji Wuyin transferred additional paid-in capital of $227,000 to registered capital. Baoji Wuyin’s registered capital was then $363,478. Baoji Wuyin engages in breeding, fattening Qinchuan beef cattle, further processing beef and sale of cattle sperm.

Pursuant to the Share Exchange Agreement by and among the Company and the shareholders of all outstanding shares of Baoji Wuyin, on December 12th, 2007 (the “Closing Date”), Baoji Wuyin exchanged 100% of its common stock for all the issued and outstanding shares of the Company. The Company then owned 100% of all the issued and outstanding shares of Baoji Wuyin. Mr. Chenghai Du owns 100% of total shares of the Company as a nominee of the shareholders of Baoji Wuyin.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Company’s functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars (“$”).

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Principle of consolidation

The accompanying consolidated balance sheets as of June 30, 2009 and 2008 and consolidated statements of income and comprehensive income for years ended June 30, 2009 and 2008 include the accounts of the Company, the representative office of the Company and Baoji Wuyin, the Company’s wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

Risks and uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Foreign currency transactions and comprehensive income (loss)

As of June 30, 2009 and 2008 and for years then ended, the accounts of Baoji Wuyin were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (“CNY”). Such financial statements were translated into US$ in accordance with Statement of Financial Accounts Standards ("SFAS") No. 52, "Foreign Currency Translation", with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the then current exchange rate, stockholder's equity is translated at historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders' equity.

Until July 21, 2005, CNY had been pegged to $ at CNY8.28: US$1.00. On July 21, 2005, the People’s Republic of China (the “PRC”) government reformed the exchange rate system into a managed floating exchange rate system. In addition, the exchange rate of CNY to $ was adjusted to CNY8.11: US$1.00 as of July 21, 2005. The Peoples Bank of China (“PBOC”) announces the closing price of a foreign currency such as $ traded against CNY in the inter-bank foreign exchange market after the closing of the market on each working day, which will become the unified exchange rate for the trading against CNY on the following working day. The daily trading price of $ against CNY in the inter-bank foreign exchange market is allowed to float within a band of 0.3% around the unified exchange rate published by the PBOC. This quotation of exchange rates does not imply free convertibility of CNY to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with invoices, shipping documents and signed contracts.

Translations adjustments resulting from this process are included in accumulated other comprehensive loss in the consolidated statement of members' equity and were $543,452 and $546,406 as of June 30, 2009 and 2008, respectively.

Cash and cash equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts receivable

The Company's policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or net realizable value. The management compares the cost of inventories with the net realizable value and an allowance is made for writing down the inventories to their net realizable value, if lower than the cost.

Costs of raised animals for sale include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance through the balance sheet date. Purchased cattle are carried at purchase cost plus costs of maintenance through the balance sheet date.

Costs of sperm seeds include consumption of raw material by non-trade cattle, fixed assets' depreciation, biological assets' depreciation and labor costs.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Cattle for reproduction are recorded at cost less any accumulated depreciation and any accumulated impairment losses.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of assets as follows:

Estimated Useful Life
Buildings	10-20 years
Machinery and equipment	5 years
Vehicle	10 years
Office equipment	5 years
Cattle for reproduction	5-8 years

Land Use Rights

Land use rights acquired by the Company are amortized over the lives of ten to forty years on a straight-line basis.

Long-Lived Assets

The Company applies the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for years ended June 30, 2009 and 2008.

Revenue recognition

The Company's revenue recognition policies are in compliance with Securities Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT) and product return or sales discount allowance. The company records revenue net of sales rebates.

The Company had implemented sales rebates policy in 2006, in order to increase sales of semen and high-grade beef. Customers would receive sales rebates on monthly accumulated purchase quantity. Sales rebates were $1,973,427 and $1,452,912 for years ended June 30, 2009 and 2008. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Advertising costs

The Company expenses advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising expense for years ended June 30, 2009 and 2008 was $3,918 and $16,221, respectively.

Income taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company net income when those events occur. The Company does not have any significant deferred tax asset or liabilities in the PRC tax jurisdiction.

Commencing January 1, 2008, the PRC’s new Enterprise Income Tax ("EIT") law replaced the existing laws for Domestic Enterprises ("DES") and Foreign Invested Enterprises ("FIEs"). The new standard EIT rate of 25% replaced the 33% rate formerly applicable to both DES and FIEs. The two years tax exemption, three years 50% tax reduction tax holiday for production-oriented FIEs were eliminated.

The Company’s major products sperms seeds and live cattle were farm products and free of income tax under PRC Taxation Law. As for the Company’s beef product, it is subject to income tax of 25% for 2008 and 2009 under the new PRC taxation law. However due to the fact that the Company has net operating loss amount to $5,423,280 carry forward, a provision for income tax was not made for the year ended June 30, 2008.

Fair values of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company disclose estimated fair values of financial instruments. The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, marketable securities, trade bills and other receivables, deposits, trade bills and other payables approximate their fair values due to the short-term maturity of such instruments.

It is management’s opinion that as of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates. The carrying amounts of short-term and long-term loans approximate their fair values because the applicable interest rates approximate current market rates.

Research and development

Research and development costs are expensed as incurred and amounted to $0 and $879 for years ended June 30, 2009 and 2008, respectively, and are included in general and administrative expenses on the accompanying statements of income and other comprehensive income. Research and development costs are incurred on a project specific basis.

Statements of cash flows

In accordance with SFAS No. 95, "Statements of Cash Flows", cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. As per SFAS 131, the company operates in three segments based on nature of products and services: Sale of beef, Cattle trade and Sale of semen.

Recent accounting pronouncements

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect SFAS No. 161 to have a material effect on the preparation of its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles.  The Company is currently evaluating the potential impact of FSP FAS 142-3 on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants. Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has adopted FSP APB 14-1 beginning January 1, 2009, and this standard must be applied on a retroactive basis.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect SFAS No. 162 to have a material effect on the preparation of its consolidated financial statements.

On June 16, 2008, the FASB issued final Staff Position (FSP) No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The FSP determines that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company does not expect (FSP) No. EITF 03-6-1to have a material effect on the preparation of its consolidated financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock.  Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-5, are no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-5 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect EITF 07-5 to have a material effect on the preparation of its consolidated financial statements.

In September 2008, the FASB issued EITF 08-5 “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.” This FSP determines an issuer’s unit of accounting for a liability issued with an inseparable third-party credit enhancement when it is measured or disclosed at fair value on a recurring basis. FSP EITF 08-5 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of FSP EITF 08-5 on its consolidated financial position and results of operations.

In September 2008, the FASB issued FSP FAS 133-1, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. The FSP also amends SFAS 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require and additional disclosure about the current status of the payment/performance risk of a guarantee. Finally, this FSP clarifies the Board’s intent about the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities.” FSP FAS 133-1 is effective for fiscal years ending after November 15, 2008. The Company is currently assessing the impact of FSP FAS 133-1 on its consolidated financial position and results of operations.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This FSP clarifies the application of SFAS 157, “Fair Value Measurements,” in a market that is not active. The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption was not material to the Company’s consolidated financial condition or results of operations.

In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 clarifies accounting for certain transactions and impairment considerations involving the equity method. Transactions and impairment dealt with are initial measurement, decrease in investment value, and change in level of ownership or degree of influence. EITF 08-6 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-6 on its consolidated financial position and results of operations.

In November 2008, the FASB issued EITF 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 clarifies how to account for defensive intangible assets subsequent to initial measurement. EITF 08-7 applies to all defensive intangible assets except for intangible assets that are used in research and development activities. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of EITF 08-7 on its consolidated financial position and results of operations.

In November 2008, the FASB issued FSP EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.” EITF 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock. EITF 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of EITF 08-8 on its consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). FSP FAS 140-4 and FIN 46(R)-8 amends FAS 140 and FIN 46(R) to require additional disclosures regarding transfers of financial assets and interest in variable interest entities. FSP FAS 140-4 and FIN 46(R)-8 is effective for interim or annual reporting periods ending after December 15, 2008. The Company does not expect FSP FAS 140-4 and FIN 46(R)-8 to have a material effect on the preparation of its consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20, and EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“FSP EITF 99-20-1”). FSP EITF 99-20-1 changes the impairment model included within EITF 99-20 to be more consistent with the impairment model of SFAS No. 115. FSP EITF 99-20-1 achieves this by amending the impairment model in EITF 99-20 to remove its exclusive reliance on “market participant” estimates of future cash flows used in determining fair value. Changing the cash flows used to analyze other-than-temporary impairment from the “market participant” view to a holder’s estimate of whether there has been a “probable” adverse change in estimated cash flows allows companies to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred. The Company does not expect FSP EITF 99-20-1 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 amends SFAS 157 and provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This FSP shall be applied prospectively with retrospective application not permitted. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting this FSP must also early adopt FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). Additionally, if an entity elects to early adopt either FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1) or FSP FAS 115-2 and FAS 124-2, it must also elect to early adopt this FSP. The Company does not expect FSP FAS 157-4 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1 ("FSP FAS 107-1 and APB 28-1"), "Interim Disclosures about Fair Value of Financial Instruments". The FSP amends SFAS 107, "Disclosure about Fair Value of Financial Instruments”, and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company is required to adopt FSP FAS 107-1 and APB 28-1 in the quarter ended July 31, 2009. The Company does not currently believe that adopting this FSP will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This FSP amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Also, if an entity elects to early adopt either FSP FAS 157-4 or FSP FAS 107-1 and APB 28-1, the entity also is required to early adopt this FSP. The Company does not expect FSP FAS 115-2 and FAS 124-2 to have a material effect on the preparation of its consolidated financial statements.

In April 2009, the FASB issued Staff Position SFAS No. 141(R)-1 (“SFAS 141(R)-1”), “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”  which amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations”, to address application issues on initial and subsequent recognition and measurement arising from contingencies in a business combination.  SFAS 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations beginning with the first annual period on or after December 15, 2008.  The adoption of SFAS 141(R)-1 did not have an impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued FASB No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of the standard will not have a material impact on the Company.

In June 2009, the FASB issued FASB No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 requires additional disclosures about the transfer and derecognition of financial assets and eliminates the concept of qualifying special-purpose entities under SFAS 140. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The adoption of the standard will not have a material impact on the Company.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of the adoption of SFAS 167 on the Company’s financial condition, results of operations and cash flows.

In June 2009, the FASB issued Financial Accounting Standard No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (FAS 168). In addition in June 2009, the FASB issued Accounting Standards Update No. 2009-01, “Topic 205 – Generally Accepted Accounting Principles - amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (ASU 2009-1). Both FAS 168 and ASU 2009-1 recognize the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles to be utilized by nongovernmental entities. FAS 168 and ASU 2009-1 are effective for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement is not expected to have a material effect on the Company’s financial statements.

All new accounting pronouncements issued but not yet effective have been deemed to not be applicable, hence the adoption of these new standards is not expected to have a material impact on the consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

Credit risks with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through its credit evaluation process, credit limits, monitoring procedures and reasonably short collection terms. Bad debt expenses have been insignificant, and generally, the Company does not require collateral or other security to support accounts receivable.

Major Customers

•

During the year ended June 30, 2009, top three customers accounted for 38%, 24% and 22% of sales of live cattle while top one customer accounted for 12% of live cattle sales during the year ended June 30, 2008.

As of June 30, 2009, top three customers accounted for approximately 0%, 0% and 10% of the Company’s outstanding accounts receivable. As of June 30, 2008, the top one customer accounted for approximately 0% of the Company’s outstanding accounts receivable.

•	During year ended June 30, 2009, top one customer accounted for 12% of sales of sperms while top one customer accounted for 11% of sperm sales during the year ended June 30, 2008.

As of June 30, 2009, the top one customer accounted for approximately 7% of the Company’s outstanding accounts receivable. As of June 30, 2008, the top one customer accounted for approximately 12% of the Company’s outstanding accounts receivable.

•	During year ended June 30, 2009, no customer of beef sales represented major customer while top two customers accounted for 12% and 10% of beef sales during the year ended June 30, 2008.

As of June 30, 2008, the top two customers accounted for approximately 0% and 6%, of the Company’s outstanding accounts receivable.

NOTE 4 - OTHER RECEIVABLES

As of June 30, 2009 and 2008, other receivables include the following:

	2009	2008
Loans	$26,128	$563,853
Advances to employees	87,497	3,202
Others	73	73
Other receivables, net	$113,698	$567,128

As of June 30, 2009, the loan receivables were due from non-related companies which are, Zhenghua Textile Co., Ltd; Association of Shaanxi Province, Beef Chaffy Dish Co., Ltd; and Yanglin Agriculture Engineering Centre. As of June 30, 2008, loan receivables were due from World Bank represented amount spent by the Company for construction of a farm on behalf of the World Bank under a World Bank program. The above loans were non interest bearing, unsecured and due on demand. Advance to employees are mostly prepayments for business operations.

NOTE 5 - INVENTORIES

Inventories consist of the following as of June 30, 2009 and 2008:

	2009	2008
Raw materials	$93,165	$30,962
Living cattle and sperm seeds	801,652	62,489
Finished goods	80,554	17,638
Packages	1,431	-
Low value supplies	2,067	2,059
Total	$978,869	$113,148

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of June 30, 2009 and 2008:

	2009	2008
Buildings	$4,445,875	$2,453,601
Machinery	570,210	567,970
Vehicle	19,815	19,737
Office equipment	34,235	30,716
Cattle for reproduction	241,084	240,136
Total costs	5,311,219	3,312,160
Less: Accumulated Depreciation	(1,725,288)	(1,350,780)
Net	$3,585,931	$1,961,380

Depreciation expenses for the years ended June 30, 2009 and 2008 were $368,998 and $265,633, respectively.

NOTE 7 – LAND USE RIGHTS

As of June 30, 2009, the Company has intangible assets of $12,062 comprised of land use right. The amortization of the land use right as of June 30, 2009 and June 30, 2008 was:

	2009	2008
Land of use right	$57,997	$57,769
Less: accumulated amortization	(45,935)	(40,249)

Net	$12,062	$17,520

Amortization expenses of intangible assets for years after June 30, 2009 are as follows:

Period Ended June 30, 2010	$5,686
Period Ended June 30, 2011	5,686
Period Ended June 30, 2012	690
Total	$12,062

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses includes include amounts due to suppliers. As of June 30, 2009, the amounts due to the suppliers were $24,030. Purchases from our top supplier Shanxi Jinlong Packing Co., Ltd. for year ended June 30, 2009 represented 100% of non-affiliated purchases. As of June 30, 2008, the amounts due to the supplier were approximately $239,731. Purchase from our top two supplier for the year ended June 30, 2008 represented approximately 99% of non-affiliated purchases.

NOTE 9 - OTHER PAYABLES

Other payables consist of the following as of June 30, 2009 and June 30, 2008:

	2009	2008
Loans	$35,355	$739,174
Sales rebate	221,073	223,755
Payable to employees	114,253	2,910
Deposit	7,743	-
Others	91,763	644
Total	$470,187	$966,483

The loans at June 30, 2009 were due to Shaanxi Joint Construction Co., Ltd.; Fu Nong Livestock Co., Ltd.; and Dali Lv Ao Co., Ltd. and others. The loans for the year ended June 30, 2008 were mostly due to Fu Laiwo, an individual. All loans are for working capital purpose and were non interest bearing, unsecure and due on demand.

NOTE 10 - LOANS PAYABLE

At June 30, 2009 and 2008, loans payable consisted of the following:

Description	2009	2008
Loans from Agricultural Bank of China Fufeng County Branch:
Due on December 29, 2009. Interest only payable monthly at 6.318%.	$292,193	$-
Due on December 22, 2008. Interest only payable monthly at 8.541%.	-	291,045
Loans from Fufeng County Rural Credit Union Duanjia Branch:
Due on April 15, 2010. Interest only payable monthly at 9.576%.	241,059	-
Due on February 21, 2011. Interest only payable monthly at 11.52%.	489,423	-
Due on April 15, 2010. Interest only payable monthly at 0.798%.	-	240,112
Due on February 21, 2011. Interest only payable monthly at 0.96%.	-	487,500
Loans from China Development Bank Shaanxi Branch:
Due on September 26, 2011. Interest only payable monthly at 5.76%.	511.337	654,850
Loans from Red Sun (A business associate):
No interest bearing and due on demand.	73,048	-
Loans from Farmers:
No interest bearing and due on demand.	141,713	-

	1,748,773	1,673,507

Less: Current Portion	(506,954)	(291,045)

Total Long-term Loans	$1,241,819	$1,382,462

Loans from banks were secured by the office building, workshop and land use rights. Loans from other companies are unsecured.

NOTE 11 – LONG-TERM PAYABLES

The Company’s business of breeding Qinchuan Cattle and selling cattle semen is encouraged by the local government, which aids the Company to develop the market of Qinchuan Cattle. Hence, the Company obtained non-interest bearing loans from government, business associates and the World Bank, which had to be used for specific purposes, such as purchasing cattle, building cow-house for farmers. These loans can be repaid after the business of breeding Qinchuan cattle becomes prosperous in local area. As of June 30, 2009, the Company does not foresee that the loans will be repaid in a short term because the breeding business is still in an initial stage. The carrying amounts of long-term payables approximate their fair values because the applicable interest rates approximate current market rates. At June 30, 2009 and 2008, long-term payables consisted of the following:

Description	2009	2008
Loans from the Fufeng County Financial Bureau:
Non interest bearing	$43,828	$285,107
Loans from Yangling Project Center:
Non interest bearing	-	25,830
Loans from Baoji City Science and Technology Bureau:
Non interest bearing.	73,048	72,761
Loans from Agriculture Integrative Development World Bank Credit Financing Department:
Non interest bearing	403,213	138,350
Loans from China Agricultural University:
Non interest bearing	-	58,209
Shanxi Qinchuan Cattle Co., Ltd.
Non interest bearing	58,439	-
Loans from Beijing Nonghuo Project Center
Non interest bearing	29,219	-

Total Long-term Payables	$607,747	$580,257

NOTE 12 - TAXES PAYABLES

Taxes payables consist of the following as of June 30, 2009 and 2008:

	2009	2008
VAT payable	$977,429	$562,351
Income tax payable	979,265	-
Other levies	65,387	56,245
Total	$2,022,081	$618,596

Baoji Wuyin is governed by the Income Tax Law of the PRC concerning the private-run enterprises, which are generally subject to tax at a statutory rate of 25% (starting from 2008) on income reported in the statutory financial statements after appropriated tax adjustments.

The Company’s major products sperm seeds and live cattle were both farm products and free of income tax under PRC

Taxation Law.

The Company had carried forward accumulated operating loss of approximately $5,423,279 and $297,288 from year ended June 30, 2007 and 2008, respectively, and taxable income from selling processed beef of approximately $4,813,074 for the year ended June 30, 2009.

The following table reconciles the US statutory rates to the Company’s effective tax rate for year ended June 30, 2009 and 2008:

	2009	2008
Tax at federal statutory rate	34%	34%
Tax rate difference	(9%)	(9%)
Benefit of net operating loss carryforward	(2.4%)	(25%)
Tax exempt income	(11.9%)	-
Tax per financial statements	10.7%	-

NOTE 13- RELATED PARTY TRANSACTIONS

Related Party Receivables

	Relationship	June 30, 2009	June 30, 2008

Shaanxi Qinchuan Cattle Food & Beverage Co., Ltd.	Common Shareholder	$118,363	$504,364
Piao Xiang Restaurant	Common Shareholder	566,292	-
Fufeng County Cattle Association	Business Associate	297,578	457,329
Xi'an Qinchuan Cattle Association	Business Associate	126,505	25,214
Shaanxi Province Trade Association	Business Associate	12,565	11,059
Shaanxi Qinchuan Cattle Co., Ltd.	Business Associate	8,478	8,775
Mr.Zan Junfu	Officer	146	146
Mr.Zan Yongheng	Officer	146	146
Mr.Zan Gaochao	Officer	73	73
Total		$1,130,146	$1,007,106

Related Party Payables

	Relationship	June 30, 2009	June 30, 2008
Mr.Zan Wuyin	Officer	$592,702	$598,824
Aidi Investment Inc.	Under same common control	360,003	195,000
Mr.Zan Zhizhou	Officer	129,295	109,779
Shaanxi Qinchuan Cattle Co., Ltd.	Business Associate	764,084	48,022
Total		$1,846,084	$951,625

The business associates were established by Baoji Wuyin for assisting business operations such as certification, consultation and researches, etc. However, except for Xi’an Qinchuan Cattle Association (“Xi’an Qianchuan Association”) and Piao Xiang Restaurant (“Piao Xiang”), other business associates did not have operational transactions with the Company, merely lending or borrowing funds for working capital purposes. All borrowings were non interest bearing, unsecured and due on demand. Xi’an Qianchuan Association, Piao Xiang and Shaanxi Qinchuan Cattle Food & Beverage Co., Ltd. (“F&B”) are Company’s main customers of beef products. In the years ended June 30, 2009 and 2008, the Company’s sales to Xi’an Qianchuan Association were 3.46% and 6.02% of total sales, respectively; and the sales to F&B were 3.98% and 7.29% of total sales, respectively.

NOTE 14 - STATUTORY RESERVE

As stipulated by the Company Law of the People's Republic of China (PRC) executed in 2006, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

1. Making up cumulative prior years' losses, if any;

2. Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

3. Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund", which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; (The reserve is no more required for the foreign invested enterprises since 2006).

4. Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

According to the new Company Law of the People's Republic of China (PRC) executed in 2007, the Company is not required to reserve the “Statutory common welfare fund”. Accordingly, the Company did not reserve the common welfare fund in 2008 and 2009.

In accordance with the Chinese Company Law, the company has allocated $219,684 to statutory reserve during the year ended June 30, 2009. The company did not appropriate for statutory reserve during the year ended June 30, 2008 because accumulated deficit at June 30, 2007 exceeded 2008 net income.

NOTE 15 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company's operations are all carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy.

The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

NOTE 16 - SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

During the years ended June 30, 2009 and 2008, the Company is organized into three main business segments: (1) Sale of beef, (2) Sale of cattle trade and (3) Sale of sperm seeds. There were no transactions between segments and all segments are part of Baoji Wuyin. The following table presents a summary of operating information for the years ended June 30, 2009 and 2008:

	Years ended June 30,
	2009	2008
Revenue
Beef	$9,518,724	$7,303,752
Cattle trade	7,090,703	90,394
Sperm seeds	3,282,119	2,245,954
Consolidated	$19,891,546	$9,640,100

COGS
Beef	$4,262,602	$3,624,585
Cattle trade	5,727,103	87,663
Sperm seeds	70,685	65,467
Consolidated	$10,060,389	$3,777,715

G&A expense
Beef	$328,851	$324,051
Cattle trade	85,190	238
Sperm seeds	200,632	189,950
Corporation (1)	174,653	42,064
Consolidated	$789,326	$556,303

Selling expense
Beef	$31,559	$32,970
Cattle trade	8,175	24
Sperm seeds	19,254	19,326
Consolidated	$58,988	$52,320

Other income/ (expense)
Beef	$19,282	$(80,491)
Cattle trade	4,995	(59)
Sperm seeds	11,764	(47,182)
Corporation (1)	77	(38)
Consolidated	$36,118	$(127,770)

Income taxes
Beef	$978,780	$-
Cattle trade	-	-
Sperm seeds	-	-
Consolidated	$978,780	$-

Net income
Beef	$3,936,215	$3,241,654
Cattle trade	1,275,230	2,411
Sperm seeds	3,003,312	1,924,030
Corporation (1)	(174,576)	(42,103)
Consolidated	$8,040,181	$5,125,992

(1). Unallocated losses are primarily related to general corporate expenses.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA CATTLE HOLDING CORPORATION

Date: August 28, 2009

By: /s/ Helen Xiao Duan

Name: Helen Xiao Duan, Chief Executive Officer

(Principal Executive Officer)

INDEX TO EXHIBITS

3.1	Amended and Restated Certificate of Incorporation

3.2	By-laws, as currently in effect

10.1	Form of Frozen Semen Sale Agreement

10.2	Form of Cured Beef Product Supply Agreement

10.3	Form of High-Level Beef Product Supply Agreement

10.4	Form of Supply and Sales Agreement

14.1	Code of Business Conduct and Ethics